Exhibit 99.5

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Financial Statements as of September 30, 2025 and for the nine-month periods ended September 30, 2025 and 2024

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Financial Statements for 2025 and 2024

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Financial Position
As of September 30, 2025 and December 31, 2024
(Mexican pesos)

	Notes	September 30,	December 31,
		2025	2024
Assets
Current Assets:
Cash and cash equivalents	3	$2,087,236	$11,039,234
Trade receivables		44,038,829	54,003,067
VAT receivable		12,351,503	3,848,994
Other receivables		4,395,603	5,556,151
Due from related parties	4	12,745,690	12,732,729
Prepayments		3,997,115	13,023,764
Inventories		12,436,097	8,861,561
Total current assets		92,052,073	109,065,500

Equipment, net		538,468	632,025
Right of use assets, net	5	385,182,002	498,036,791
Guarantee deposits		1,404,224	-
Deferred tax asset		33,393,067	13,559,134
Total non-current assets		420,517,761	512,227,950

Total assets		$512,569,834	$621,293,450

Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable and accumulated expenses		$132,186,794	$141,874,478
Advance customers		49,877,988	11,819,944
Due to related parties	4	67,748,557	20,542,269
Lease liabilities	5	252,864,363	131,996,089
Income tax payable		-	5,438,942
Employees’ statutory profit sharing		60,219	59,032
Total current liabilities		502,737,921	311,730,754

Non-current Liabilities:
Lease liabilities, excluding current portion	5	285,075,536	395,224,035
Employee benefits		3,373,495	1,503,583
Total non-current liabilities		288,449,031	396,727,618

Total liabilities		791,186,952	708,458,372

Stockholders’ Equity
Common stock	8	260,001	260,001
Accumulated deficit		(278,291,648)	(86,839,452)
Other comprehensive income		(585,471)	(585,471)
Total Stockholders’ Equity		(278,617,118)	(87,164,922)

Total Liabilities and Stockholders’ Equity		$512,569,834	$621,293,450

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Profit or Loss and Other Comprehensive Income
For the nine-month periods ended September 30, 2025 and 2024
(Mexican pesos)

		For the nine-month periods ended September 30,
	Notes	2025	2024

Revenue	6	$422,269,318	$260,328,682
Direct and selling, general and administrative expenses:
Employee benefits		160,728,063	105,524,707
Food & beverage and service cost		83,509,057	32,502,008
Sales commissions		11,805,515	3,297,208
Management fees to hotel operators		16,753,113	4,070,781
Depreciation and amortization		112,948,347	109,780,119
Licenses and permits		977,817	10,080,845
Professional fees		661,276	5,247,643
Administrative fees		29,482,531	-
Maintenance and conservation		13,219,211	10,231,521
Utility expenses		27,800,799	20,951,964
Advertising		25,894,722	28,384,510
Insurance		27,256,470	2,219,393
Leases		29,477,537	-
Cleaning and laundry		1,609,586	4,173,476
Software		-	3,090,648
Bank fees		8,173,915	3,086,975
Supplies and equipment		-	12,515,579
Other costs		15,694,997	15,750,397
Total direct and selling, general and administrative expenses		565,992,956	370,907,774

Other income		849,031	-
Exchange rate expense, net		(6,172,075)	(1,183,599)
Interest expense, net		(62,239,446)	(35,480,119)

Loss before income taxes		(211,286,128)	(147,242,810)

Income taxes	7	(19,833,932)	(29,337,104)

Net loss for the period		$(191,452,196)	$(117,905,706)

Total comprehensive loss		$(191,452,196)	$(117,905,706)

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Changes in Stockholders’ Equity and Net Assets
For the nine-month period ended September 30, 2025 and 2024
(Mexican pesos)

				Other Comprehensive Income

	Note	Common Stock	Retained earnings (Accumulated Deficit)	Remeasurement of net defined benefit liability net of deferred income tax	Total

Balance as of January 1, 2024		$260,001	$10,840,751	$(32,554)	11,068,198

Comprehensive loss for the period		-	(117,905,706)	-	(117,905,706)

Balance as of September 30, 2024		260,001	(107,064,955)	(32,554)	(106,837,508)

Balance as of January 1, 2025		260,001	(86,839,452)	(585,471)	(87,164,922)

Comprehensive loss for the period		-	(191,452,196)	-	(191,452,196)

Balance as of September 30, 2025		$260,001	$(278,291,648)	$(585,471)	$(278,617,118)

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Cash Flows
For the nine-month period ended September 30, 2025 and 2024
(Mexican pesos)

	For the nine-month periods ended September 30,
	2025	2024
Cash flows from operating activities:
Loss before income taxes	$(211,286,128)	$(147,242,810)
Adjustments for:
Depreciation of property, construction in process and equipment	93,557	10,395
Depreciation of right of use assets	112,854,789	109,769,724
Interest expense	-	435,713
Interest expense lease liability	62,241,007	35,044,405
	(36,096,775)	(1,982,573)
Changes in:
Increase in VAT and other receivables	(8,746,185)	(6,537,086)
Increase in trade receivables	9,964,238	(27,931,789)
Decrease (increase) in related parties, net	55,552,115	3,485,055
Decrease in prepayments	9,026,649	4,563,330
Increase in inventory	(3,574,536)	(5,835,087)
Decrease in other assets	-	4,870,138
Increase in trade payables and taxes	24,725,484	117,372,708
Increase in employee benefits	1,869,912	524,603
Employees statutory profit sharing	1,187	-
Income tax paid	(1,794,066)	(1,381,713)
Net cash flows from operating activities	50,928,023	87,147,586

Cash flows used in investing activities:
Acquisition of transportation equipment	-	(673,606)
Net cash flows used in investing activities	-	(673,606)

Cash flows from financing activities:
Interests paid	(18,894,492)	-
Payments of leasing liabilities	(32,626,741)	(85,378,788)
Net cash flows (used in) investing activities	(51,521,233)	(85,378,788)

Net increase in cash and cash equivalents	(593,210)	1,095,192

Cash and cash equivalents at the beginning of the period	2,680,446	1,068,277

Cash and cash equivalents at the end of the period	$2,087,236	$2,163,469

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Notes to the Condensed Interim Financial Statements
As of September 30, 2025 and December 31, 2024, and
for the nine-month period ended September 30, 2025, and 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On December 26, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, Oscar Jazmani Mendoza Escobar, Interim Global Chief Financial Officer, authorized the issuance of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V. (the “Company”) has an address at Bucareli 42 No. 202 C, Centro, Cuauhtémoc, 06040, Mexico City. The Company is part of Grupo Murano (the “Group”) a Mexican development Group with  experience in  structuring, developing and assessment of industrial, residential, corporate office and hotel projects in Mexico. The Company also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and real estate projects, among others including managing luxury hotels in urban and beach resort destinations.

The Company is part of the development of a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Company’s management and board of directors, following recent market developments and market outlook, have updated the Company’s  strategic development pipeline as follows:

I.
Phase one will operate under two brands:  (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The remaining rooms are expected to commence operations in 2026, see Notes, see Notes 1(b)iii., 2b., and 10., for additional reference about covenants compliance. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Company is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

b.	Significant transactions

i.	Refer to note 10 “Subsequent events” for significant transaction after September 30, 2025.

ii.
On September 12, 2025, Murano Global Investments PLC, the group to which the company belongs announced that Murano Group’s trust vehicle, CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as fiduciario (trustee) under the trust agreement CIB/4323 (FID/4323) (as amended, the “Issuer Trust”) did not make the scheduled interest payment due on such date in respect to the 2031 Notes.

iii.
During Q2 2025, the Group initiated an enhancement to its corporate strategy focused on building a Bitcoin (BTC) Treasury while continuing to concentrate on its core operations, real estate development and the management of its hotel and resort business in Mexico. However, as announced on September 4, 2025, and in conjunction with the corporate governance changes at Murano Global Investments PLC (its parent company), including the resignation of four members of the board and the global Chief Financial Officer, as well as the appointment of one independent director and an interim global Chief Financial Officer, the Group decided to pause its BTC treasury initiative. This decision reflects management’s focus on supporting the optimization of its Mexican real estate assets and the restructuring of its debt obligations. The Board believes that this approach will enhance operational efficiency and better align with the Company’s long-term objectives.

iv.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  The debt service coverage ratio still on default as of September 30, 2025. Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

v.
On June 26, 2025, NAFIN waived the covenant breaches that Murano PV (holding Company)  has until this date the date  from the loan described in letter iv. below,  including the  extension of  the substitution of the mortgage from the private units 4 and 5 of the Cancun complex for the private unit 3 until December 31, 2025, it also gives and additional extension to finalize the construction of the 616 keys missing of the total 1,016 keys of the phase one of the Cancun Complex, until December 31, 2025, it gives the option to Murano PV to deliver audited financial information from December 31, 2024 until July 31, 2025,  among others.

vi.
On October 17, 2024, Murano PV and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to fund the Group’s working capital needs and compliance with its financial obligations including the conclusion of phase I of the GIC Complex. This loan matures on October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059.  The loan bears interest at an annual rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year, and all interest will be capitalized during the term of the loan,  not being in default of any covenants under this loan agreement  is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

vii.
On September 12, 2024, Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Issuer Trust”), a related party of the Company, closed a 144A bond financing, issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan held by its related party, Fideicomiso Murano 2000 /CIB 3001 and the VAT credit held at that date and both credits were used to develop the phase I of the GIC Complex in Cancun. The Company is a guarantor under the indenture governing the senior notes and pledged its collection rights in respect of the Vivid and Dreams hotels. The senior notes mature in September 12, 2031 and bear interest at an annual rate of 11% plus 3% of payment in kind interest capitalized over the first three years of the issuance).

viii.
On March 20, 2024, Murano Global Investments PLC, the parent entity of Murano PV (sub holding Company of the Group based in Mexico) and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the public company on NASDAQ since that date.

ix.	On July 30, 2024 the Company signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

x.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Company, the Board of Directors has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Board of Directors.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Company´s last annual financial statements as of and for the year ended December 31, 2024.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2024 and for the period ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared assuming the Company will continue as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Company to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is an early-stage, as of September 30, 2025, the total current liabilities exceed the amount of total current assets and has lost more than two thirds of its capital stock which under the Ley General de Sociedades Mercantiles in Mexico its cause of dissolution.  Based upon the Company’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed interim financial statements may be insufficient.

In addition, as of and after September 30, 2025, certain covenants have been breached as follows:

i.
The Company did not make the scheduled interest payment due on September 12, 2025 in respect to the 2031 Notes and failed to make the interest payment within the 30-day grace period ending on October 12, 2025, such failure constitutes an Event of Default under the Indenture governing the 2031 Notes. The Group delivered the 2024 audited financial statements of the entities Murano PV,  Fideicomiso Murano 2000, Operadora Hotelera GI, and Fideicomiso CIB 4323 after the 120 days period established in Section 4.03 of the Indenture governing the US$300MM 11.00% Senior Secured Notes due 2031 (the “2031 Notes”) issued on September 12, 2024.

ii.	As the Group continues with formal discussion with the ad hoc group of the Note holders. Due to the breaches described above the Notes are classified as current liability as of September 30, 2025.

Certain covenant tests will arise, under the terms of the Senior Notes issued by Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “ Issuer Trust”, a related party of the Company where  the Company is a mortgage guarantor), during the following twelve months after the condensed interim financial statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such future possible covenant breaches, the Company is in communications with each lender to execute a debt restructuring.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with the Company’s lender, Management believes that such a restructuring plan is likely to be successful and will mitigate the risk over the Company’s ability to continue as a going concern. The Company has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.

As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern following twelve months after the condensed interim financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotel that is already in operation, and future financing options available to the Company and the possible financial support of the major shareholder of the Company. However, the Company may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Company as September 30, 2025, and for the period then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s last annual audited financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Company’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2025 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025 and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these condensed interim financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of September 30, 2025 and December 31, 2024 cash and cash equivalents is as follows:
	As of
	September 30, 2025	December 31, 2024

Cash	$335,295	$341,610
Bank deposits	1,751,941	10,697,624

Total cash and cash equivalents and restricted cash	$2,087,236	$11,039,234

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of September 30, 2025 and December 31, 2024 are as follows:

	As of
	September 30, 2025	December 31, 2024
Receivable
Affiliate:
Fideicomiso irrevocable de Emisión, Administración y Pago No. CIB/4323 (2)	$12,375,242
Fideicomiso Murano 2000 CIB/3001 (1)	370,448
Murano World, S. A. de C. V. (2)	-	$12,732,729
Total related parties’ receivable	12,745,690	12,732,729

	As of
	September 30, 2025	December 31, 2024
Payable:
Affiliate:
Murano World, S. A. de C. V. (3)	$50,246,689
Fideicomiso Murano 2000 CIB//3001 (4)	17,396,860	$20,437,260
Murano PV, S. A. de C. V.	105,008	105,009
Total related parties payable	67,748,557	20,542,269

Current portion	$67,748,557	$20,542,269

(1)	This balance is related to pre-operating expenses:
(2)	This balance is related to reimbursement of expenses
(3)	On January 1, 2024 the Company signed a sub-lease agreement with Murano World, S. A. de C. V. for the sublease of hotel equipment.
(4)	This balance is composed of the following transactions:

(i)	Guarantee deposit of $4,870,138 for lease payments included in the balance as of September 30, 2025 and December 31, 2024, respectively;
(ii)	Advance payments for expense reimbursement in the amount of $1,966,722 and $15,567,122 as of September 30, 2025 and December 31, 2024, respectively.

5.	Leases

The Company leases hotel equipment. Lease terms vary from contract to contract. Information on leases in which the Company is a lessee is presented below:

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property.

September 30, 2025	Hotel Equipment

Balance as of January 1,	$498,036,791
Depreciation charge for the year	(112,854,789)
Balance as of September 30,	$385,182,002

December 31, 2024	Hotel Equipment
Balance as of January 1,	$199,957,781
Addition to right-of-use-assets (1) y (2)	445,466,997
Depreciation charge for the year	(147,387,987)
Balance as of December 31,	$498,036,791

(1)	On January 1, 2024 the Company signed a sub.lease agreement with Murano World, S. A. de C. V. for the sublease of hotel equipment
(2)	On July 30, 2024 Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

Lease liability

Lease liability as of September 30, 2025 and December 31, 2024 is classified as follows:

September 30, 2025

Lease liability - hotel equipment	$537,939,898

Current portion of lease liability	$252,864,363
Lease liability excluding current portion	$285,075,535

December 31, 2024

Lease liability for hotel equipment	$527,220,124
Current portion of lease liability	$131,996,089
Lease liability excluding current portion	$395,224,035

Amounts recognized in profit or loss

	For the nine month period ended September 30,
	2025	2024
Amounts recognized in profit and loss
Expenses related to short-term leases		$62,891
Interest on lease liabilities	$62,241,007	35,044,405

	$62,241,007	$35,107,296

Amounts recognized in the statement of cash flow
Total cash outflow	$51,521,233	$85,378,788

6.	Revenue

The Company’s operations and main revenue streams are as described in the last annual combined financial statements. The Company’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the nine month periods ended September 30,
	2025	2024

Revenue from contracts with customers	$399,956,372	$136,883,058
Revenue for administrative services and expense reimbursements with related parties	22,312,946	123,445,624

Total revenue	$422,269,318	$260,328,682

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the nine month period ended September 30,
	2025	2024
Major products/service lines
All-inclusive	$338,545,670	$122,783,717
Spa services	10,643,490	4,135,812
Other services	50,767,212	9,963,529
Total revenue from contracts with customers	399,956,372	136,883,058

Administrative services with related parties	22,312,946	123,445,624

Total revenue	422,269,318	260,328,682

Timing of revenue recognition
Services and products transferred at a point in time	83,723,648	137,544,965
Services transferred over time	338,545,670	122,783,717

Total revenue from contracts with customers	$422,269,318	$260,328,682

The following are the key performance indicators of the hotel operations as of September 30, 2025:

		USD	Ps.
-	Average daily rate (ADR)	$230	Ps.4,230
-	Occupancy rate	68%	68%
-	Revenue per available room (RevPar)	$158	Ps.2,896

7.	Income tax

Income tax expense is recognized at an amount determined by multiplying the profit before income taxes for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the right-of-use assets and the lease liabilities items.

8.	Stockholders’ Equity

a.	Common stock at par value as of September 30, 2025 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	210,001	210,001
Total	260,001	$260,001

9.	Commitments and contingencies

1.
In accordance with Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Company, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Company are not comparable to those used with or between independent parties in comparable operations.

3.
On September 10, 2019, and as amended on March 28, 2021, July 11, 2023  and the extension on January 19, 2024, the Group signed a Hotel Management Agreement with AMR Operaciones MX, S. de R L. de C. V. (AMR). Under this contract, AMR is solely engaged as an exclusive managing agent of the 1,016 keys  with the brands Vivid (400 keys) and Dreams (616 keys) of the Cancun complex on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 25th full Fiscal Year following the opening date.

4.
The Group has analyzed the risk of a future covenant breach under the terms of the NAFIN loan agreement (refer to note 1b. (iii) and (iv), due to non-compliance with the covenant waived on June 26, 2025 that requires the Dreams Hotel to be open and operating as of December 31, 2025.   As described in Note 1(b)iii., the Group has and is actively in discussions with the lender to monitor covenants compliance.

5.
The Company has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes and lease agreements.  As referred to in the Going Concern Note 2b., in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others.  The Company  is in negotiations with each one of its lenders to restructure its debt.

10.	Subsequent events

1.
The Company did not make the scheduled interest payment due on September 12, 2025 in respect to the 2031 Notes and failed to make the interest payment within the 30-day grace period ending on October 12, 2025, such failure constitutes an Event of Default under the Indenture governing the 2031 Notes.

As part of this process, the Company has initiated discussions with key stakeholders, including an ad hoc group of Noteholders representing a significant majority of the outstanding amount of the 2031 Notes, as well as other financial creditors. The Company also maintained close communication with the Noteholders advisors to support these efforts and intends to pursue a consensual, out-of-court restructuring solution.

This decision reflects the Company’s ongoing efforts to preserve liquidity in the face of continued operational and financial challenges.  The Company is implementing a strategy to strengthen its capital structure and ensure long-term financial sustainability.  The Company confirms that it continues to meet, and remains committed to meeting, its operational obligations to key suppliers, vendors, clients and commercial partners as they come due.

2.
The Company continues exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

3.
As of the date of the issuance of these financial statements the Group did not make interest or lease payments, as applicable, under the instruments described. Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of issuance of these financial statements.

4.	Key business and financial metrics used by management during the months of October and November 2025 are as follows:

Indicator	October 2025		November 2025

	USD	Ps.	USD	Ps.
ADR	$196	Ps.3,632	$226	Ps.4,146
Occupancy rate	68%	68%	79%	79%
RevPar	$133	Ps.2,466	$179	Ps.3,287

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